                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A4

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER: AMARILLO BIOSCIENCES, INC. (the "Company")

TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

CUSIP NUMBER: 02301P106

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS: EDWARD L. MORRIS, SPROUSE, SMITH & ROWLEY, P.C., P. O. Box 15008, Amarillo, Texas 79105; 806/368-3311.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: November 30, 1999

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02301P106

1.   NAME OF REPORTING PERSON:  Hayashibara Biochemical Laboratories, Inc. ("HBL")

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)                                                                       [ ]
     (b)                                                                       [ ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS:  CO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):                                                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

7.   SOLE VOTING POWER: 3,290,781 shares

8.   SHARED VOTING POWER:

9.   SOLE DISPOSITIVE POWER: 3,290,781 shares

10.  SHARED DISPOSITIVE POWER:

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,781 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN RIGHT-OF-WAY (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS):                                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN RIGHT-OF-WAY (11): 44%

14.  TYPE OF REPORTING PERSON:  CO

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         On September 30,1999, the Company entered into an Agreement to Convert Debt ("Agreement") with HBL. On October 15, 1999, pursuant to this Agreement, the Company issued 1,111,831 shares of its common stock to HBL in exchange for the release of $1,005,486.30 in debt and accrued interest.

         The Agreement called for an exchange to take place on November 30, 1999, in which HBL would contribute $1,000,000 to the Company and receive an equivalent amount of the Company's common stock. By mutual consent, the Company and HBL have agreed that the November 30, 1999 transaction called for under the Agreement will not take place. Instead, HBL has loaned $1,000,000 to the Company at an interest rate of 4 1/2%, compounded annually.

         This mutual consent does not affect the third transaction called for under the Agreement, to take place on February 29, 2000.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated: December 27, 1999.

                                    HAYASHIBARA BIOCHEMICAL LABORATORY, INC.


                                    By: /s/ KEN HAYASHIBARA
                                        ---------------------------------------
                                            KEN HAYASHIBARA, President